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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1

                             EARTHLINK NETWORK, INC.
                                (NAME OF ISSUER)

                               ----------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   270322100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                GRAYSON L. HOBERG
                             EARTHLINK NETWORK, INC.
                               3100 NEW YORK DRIVE
                           PASADENA, CALIFORNIA 91107
                                 (626) 296-2400
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:
                              DANIEL O. KENNEDY, ESQ.
                                HUNTON & WILLIAMS
                          NATIONSBANK PLAZA, SUITE 4100
                             600 PEACHTREE ST., N.E.
                             ATLANTA, GEORGIA 30308
                                 (404) 888-4000

  If the filing person has previously filed a statement on Schedule 13G, and is filing this schedule to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

                         (Continued on following pages)

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                               (Page 1 of 6 Pages)

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---------------------------
  CUSIP No. 270322100
---------------------------

                                      13D/A
                                                          Page 2 of 6 Pages




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 1 NAME OF REPORTING PERSON:
   IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
   Sky D. Dayton
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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (A)/X/
                                                                (B)/ /
                                                                   --
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 3 SEC USE ONLY
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 4 SOURCE OF FUNDS:
      OO
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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E):
                                                                   / /
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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
   UNITED STATES OF AMERICA
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                      7 SOLE VOTING POWER:
      NUMBER OF                 0 Shares
       SHARES        ----------------------------------------------------------
    BENEFICIALLY      8 SHARED VOTING POWER:
      OWNED BY          4,889,723 Shares*
        EACH         ----------------------------------------------------------
      REPORTING       9 SOLE DISPOSITIVE POWER:
     PERSON WITH                0 Shares
                     ----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER:
                        4,889,723 Shares*
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      4,889,723 Shares*
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   / /

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13 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

      34.5%

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14 TYPE OF REPORTING PERSON*:
      IN

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----------
* Reflects highest number of shares as to which voting power or dispositive power is shared by virtue of membership in the group described in Item 2.



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                                      13D/A                    Page 3 of 6 Pages

ITEM 1. SECURITY AND ISSUER.

     The name of the issuer is EarthLink Network, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 3100 New York Drive, Pasadena, CA 91107.

     This Amendment No. 1 to Schedule 13D relates to a Schedule 13D that was filed in connection with the offer by Sprint Corporation, a Kansas Corporation ("Sprint"), to purchase 1,250,000 shares of common stock of the Company, par value $.01 per share (the "Shares" or "Common Stock"), at a price of $45 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). A copy of the Offer to Purchase was attached to the original Schedule 13D as Exhibit (2)(a). There were 14,194,459 Shares outstanding as of July 13, 1998.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(f) The person filing this Amendment is Sky D. Dayton, whose business address is 3100 New York Dr., Pasadena, Califoria 91107. Mr. Dayton is the founder and Chairman of the Board of the Company. During the last five years, Mr. Dayton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law. Mr. Dayton is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.       (a)-(g); (j) In order to induce Sprint
and Sprint Communications Company L.P. ("Sprint L.P.") to enter into the Investment Agreement dated February 10, 1998 among Sprint, Sprint L.P., the Company, Dolphin, Inc. ("Newco") and Dolphin Sub, Inc. (the "Investment Agreement") and to perform the transactions contemplated thereby (as described under the caption "Introduction" and in Section 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements") of the Offer to Purchase, which is incorporated herein by reference), certain stockholders of the Company, including Mr. Dayton, (the "Granting Stockholders"), entered into an Agreement to Vote and Tender Stock dated February 10, 1998 (the "Agreement to Vote and Tender Stock"), all as described in the original
Schedule 13D.

Also, simultaneous with the execution of the Investment Agreement, Sprint and the following stockholders of the Company (the "SA Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement"), which became effective upon the Closing of the transactions contemplated by the Investment Agreement, and covers all of the Shares or other equity securities of Newco they own of record or beneficially and those that they received in the Merger (as defined under the caption "Introduction" in the Offer to Purchase), or are convertible into Newco Common Stock or are receivable in respect thereof ("Covered Shares"): Sky Dayton, Chairman of the Board of the Company; Quantum Industrial Partners LDC; Kevin M. O'Donnell, a director of the Company; Reed Slatkin, a director of the Company (through Reed Slatkin & Associates); George Soros; and Sidney Azeez, a director of the Company. The Stockholders Agreement obligates the SA Stockholders to (i) vote all of the Covered Shares in favor of a Sprint Offer or Qualified Offer (as the terms "Sprint Offer" and "Qualified Offer" are defined in Section 12 of the Offer to Purchase under the subcaptions "Purchases of Additional Equity Securities"; "Business Combinations" and "Third Party Offers", respectively) involving a business combination or related matter, and (ii) to tender all of the Covered Shares into a tender offer initiated by Sprint to effect a Sprint Offer or a Qualified Offer.

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                                      13D/A                   Page 4 of 6 Pages

     The reporting person may be deemed to have been a member of a group with Sprint, Sprint L.P. and the other Granting Stockholders with respect to the Shares subject to the Agreement to Vote and Tender Stock, and thus may have been viewed as sharing voting and dispositive power with respect to such Shares. The Agreement to Vote and Tender Stock was terminated on June 5, 1998, and thus such voting group was dissolved on such date.

     The reporting person may also be deemed to be a member of a group with Sprint, Sprint L.P. and the other SA Stockholders with respect to the Covered Shares subject to the Stockholders Agreement, and thus may be viewed as sharing voting and dispositive power with respect to the Covered Shares.

     The reporting person is making a separate filing to report the termination of the Agreement to Vote Stock and his remaining shared beneficial ownership of the Covered Shares resulting from his membership in the group described in the immediately preceding paragraph. The reporting person does not have knowledge of the information called for by Instruction C to Schedule 13D with respect to the other members of such groups and therefore is not required to report such information in this Schedule 13D pursuant to Rule 13d-1(f)(2), except for the information set forth under the caption "Beneficial Ownership of Common Stock" in the Company's Proxy Statement dated January 23, 1998.

     The information set forth under the caption "Introduction" and in
Section 12 ("Purpose of the Offer, The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

     (h) None.

     (i) None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As a result of the termination of the Agreement to Vote and Tender Stock and the reporting person being a party to the Stockholders' Agreement, the aggregate maximum number of beneficially owned Shares reported for the reporting person equals 4,889,723 Shares, which reflects the highest number of Shares as to which voting power or dispositve power is shared by virtue of membership in the group described in Item 2. Such figure includes 1,384,786 Shares held by the reporting person and 12,500 Shares subject to stock options exercisable within 60 days of July 13, 1998. The aggregate maximum number of beneficially owned Shares reported for the reporting person represents 34.5% of the issuer's Shares outstanding as of July 13, 1998.

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                                      13D                     Page 5 of 6 Pages

     (c) During the past 60 days, the reporting person effected the following transactions in the Common Stock: (i) On June 1, 1998, the reporting person exercised options to purchase 133,517 Shares at $1.81 per share; and (ii) June 5, 1998, the reporting person sold 248,731 Shares to Sprint at a per share price of $45 pursuant to the consummation of the Offer.

     (d)-(c) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     The information set forth under the caption "Introduction" and in
Section 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements--Stockholders' Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1)    Not applicable.

(2)(a) Offer to Purchase, dated February 18, 1998.*

(2)(b) Investment Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., EarthLink Network, Inc., Dolphin, Inc. and Dolphin Sub, Inc.*

(3)(a) Stockholders' Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., the Company, Dolphin, Inc. and certain stockholders of EarthLink Network, Inc.*

(3)(b) Agreement to Vote and Tender Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P. and certain stockholders of EarthLink Network, Inc.*

(3)(c) Agreement to Vote Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P. and certain stockholders of EarthLink Network, Inc.*

_____________
* Incorporated by reference to the Schedule 13D filed by the reporting person on February 20, 1998.

                                      13D/A                   Page 6 of 6 Pages

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July __, 1998

                                            /s/ Sky D. Dayton
                                            -----------------------------------
                                            Sky D. Dayton